UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 15, 2021

(Date of Report (Date of earliest event reported))

TRACCOM INC.

(Exact name of registrant as specified in its charter)

Delaware	83-2462209
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

P.O. Box 8906, 4774 Park Granada, Suite 10 Calabasas, CA	ZIP 91372
(Address of principal executive offices)	(ZIP Code)

Tel: (714) 308-3340

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Traccom Inc (the “Company”) has prepared the investor presentation attached as Exhibit 99.1 to this Current Report on Form 1-U (the “Investor Presentation”), which the Company’s management intends to use from time to time in meetings with investors, analysts, lenders, business partners, acquisition candidates, and others with an interest in the Company and its business.

The information contained in the Investor Presentation is summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission and other public announcements the Company may make by press release or otherwise from time to time. The Investor Presentation speaks as of May 13, 2021, the date on which the SEC qualified the Company’s Tier 2 Regulation A Offering. While the Company may elect to update the Investor Presentation in the future to reflect events and circumstances occurring or existing after the date of this Report, the Company does not have, and expressly disclaims, any obligation to do so.

Unless otherwise indicated, the following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
99.1	Investor Presentation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Traccom Inc.

By:	Harry Steck
Its:	CEO

By:	/s/ Harry Steck
Name:	Harry Steck
Title:	Chief Executive Officer

Date:      July 15, 2021